May 7, 2014                                        EXHIBIT 18

Board of Directors
Molson Coors Brewing Company
1225 17th Street
Suite 3200
Denver, CO 80202

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014. Note 1 therein describes a change in accounting principle from deferring advertising costs across interim periods within a fiscal year based on projected sales volumes to expensing advertising costs as incurred. It should be understood that the preferability of one acceptable method of accounting over another for the timing of expense recognition of advertising costs across interim periods within a fiscal year has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2013. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 1900 16th Street #1600, Denver, CO 80202
T: (720) 931-7000, F: (720) 931-7100, www.pwc.com/us